Peoples Bancorp, Inc.

November 7, 2011

VIA EDGAR

Mr. Amit Pande
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Peoples Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2011
File No. 000-24169

Dear Mr. Pande:

On behalf of Peoples Bancorp, Inc. (the “Company”), please find below responses to the comments provided to the Company by the staff of the Commission (the “Staff”) in a letter dated October 28, 2011 (the “Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 30, 2011, and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 11, 2011.  The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

December 31, 2010 Form 10-K

Note 1.  Summary of Significant Accounting Policies

Loans and Allowance for Loan Losses, page 42

1.	We note your response to comment 1 in your letter dated September 29, 2011. Please revise future filings to disclose if you record partial charge-off’s [sic].

Response:

The Company will revise future filings to disclose whether it records partial charge-offs, similar to the following:

100 Spring Avenue, Chestertown, Maryland 21620 – (410) 778-3500

  Mr. Amit Pande
November 7, 2011

As a general rule, a loan, or a portion thereof, is deemed uncollectable and is charged-off as and when required by bank regulatory guidelines, which provide that the loan, or portion thereof, should be charged-off when the Company becomes aware of the loss.  The Company becomes aware of a loss upon the occurrence of one or more triggering events, including, among other things, the receipt of new information about the borrower’s intent and/or ability to repay the loan, the severity of delinquency, the borrower’s bankruptcy, the detection of fraud, or the borrower’s death.

June 30, 2011 Form 10-Q

Note 4.  Loans and Allowance for Loan Losses, page 12

2.
We note your response to comment 5 in your letter dated September 29, 2011.  ASC 310-10-50-11B(h) requires you to disclose your recorded investment in financing receivables for each portfolio segment by impairment method.  Your disclosure should provide the recorded investment for loans collectively evaluated and individually evaluated for impairment by portfolio segment.  This information can be disclosed in the roll forward of the allowance for loan loss table included on page 12 of your June 30, 2011 Form 10-Q.  Please refer to the example disclosure in ASC 310-10-55-7 for guidance.

Response:

The Company’s disclosure of recorded investment for loans collectively evaluated and individually evaluated for impairment by portfolio segment, as required by ASC 310-10-50-11B(h), is as follows:

100 Spring Avenue, Chestertown, Maryland 21620 – (410) 778-3500

  Mr. Amit Pande
November 7, 2011

Total Impaired Loans Segmented by Portfolio Segment With and Without a Related Allowance Recorded
June 30, 2011

	Recorded	Current		Interest
	Investment in	Loan	Related	Income	Average
Description of Loans	Impaired Loans	Balance	Allowance	Recognized	Balance

With Related Allowance recorded
Residential real estate	$968,513	$968,513	$250,226	$1,772	$964,448
Commercial real estate	5,029,924	5,029,924	656,846	120,777	5,030,067
Other real estate	-	-	-	-	-
Construction and land development	576,006	576,006	142,763	-	572,824
Commercial loans	39,631	39,631	13,227	714	39,676
Consumer loans	-	-	-	-	-
Total impaired loans	$6,614,074	$6,614,074	$1,063,062	$123,263	$6,607,015

With No Related Allowance recorded
Residential real estate	$205,754	$205,754	$-	$27,287	$222,067
Commercial real estate	605,468	605,468	-	9,825	602,177
Other real estate	-	-	-	-	-
Construction and land development	-	-	-	-	-
Commercial loans	-	-	-	-	-
Consumer loans	-	-	-	-	-
Total impaired loans	$811,222	$811,222	$-	$37,112	$824,244

TOTAL
Residential real estate	$1,174,267	$1,174,267	$250,226	$29,059	$1,186,515
Commercial real estate	5,635,392	5,635,392	656,846	130,602	5,632,244
Other real estate	-	-	-	-	-
Construction and land development	576,006	576,006	142,763	-	572,824
Commercial loans	39,631	39,631	13,227	714	39,676
Consumer loans	-	-	-	-	-
Total impaired loans	$7,425,296	$7,425,296	$1,063,062	$160,375	$7,431,259

The Company will revise future filings to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies, page 24

3.
We note your response to comment 7 in your letter dated September 29, 2011.  It does not appear that you addressed bullet points b and c of our comment in your proposed disclosure.  Please revise future filings to provide this requested information.

100 Spring Avenue, Chestertown, Maryland 21620 – (410) 778-3500

  Mr. Amit Pande
November 7, 2011

Response:

The Company will revise its future filings to provide the requested information.  A revised disclosure, which addresses bullet points b and c of the Staff’s original comment, is as follows:

The allowance for loan losses (“ALL”) represents management’s best estimate of identified and inherent losses in the loan portfolio as of the balance sheet date. Adequacy of the allowance for loan losses is evaluated no less than quarterly.  Determining the amount of the allowance for loan losses is difficult and calls for numerous subjective judgments as it relies on estimates of potential loss on individual loans, the effects of portfolio trends due to evolving market conditions, and other internal and external factors.
The ALL consists of formula based reserves for potential losses in the balances of specific segments of the loan portfolio, specific reserve amounts for potential losses on loans management has identified as impaired, and unallocated reserves not associated with a specific loan or portfolio segment.
The bank evaluates loan portfolio risk for the purpose of establishing an adequate ALL.  Management considers historical loss experience for all segments of the loan portfolio in order to determine an adequate level for the formula based portion of the ALL.  Different segments of the loan portfolio are evaluated based on loss experience using a 36-month rolling historical loss ratio.  Based on this evaluation management applies a formula to current portfolio balances in the different portfolio segments, giving weight to portfolio segment size and loss experience for real estate construction and land development loans, other real estate secured loans, other loans to commercial borrowers and other personal loans to consumers.
Historical data may not present a complete prediction of loss potential in the current loan portfolio.  Bearing this in mind, management also evaluates trends in delinquencies, lending volume, and changes in lending practices and policies. Management further considers external factors such as current local and national economic conditions and trends, reviews by independent loan review vendors, reviews by our outside auditors, and the results of examinations by bank regulatory authorities.  Further information about the methodology used to determine the allowance is discussed below under the heading “Loan Quality”.

100 Spring Avenue, Chestertown, Maryland 21620 – (410) 778-3500

  Mr. Amit Pande
November 7, 2011

Loan Quality, page 29

4.	We note your response to comment 8 in your letter dated September 29, 2011. Please revise your disclosure in future filings to:

a.	Clearly state if you have a policy to obtain updated appraisals on an annual basis;

b.	Clarify if you measure impairment for potential future losses or only incurred losses; and

c.	Clearly explain how you determine if collateral values are sufficient at each quarter end. We note your disclosure only indicates that you monitor collateral values on at least an annual basis.

Response:

The Company will revise its future filings to address the Staff’s comment.  A revised disclosure, which addresses items (a) through (c) above, is as follows:

Our policy is to obtain or perform updated collateral valuations on impaired loans at least annually to measure impaired loans for potential future losses.  Our valuations use staff evaluations, tax assessments, government assessment information, and evaluations and updated appraisals from licensed appraisers.  Impairment measurement is for potential future losses.  Collateral valuation is assessed and adjusted quarterly in light of general market conditions, the age and condition of the property, and adjoining property values and conditions.  Specific allocations of the allowance have been provided in instances in which management has determined that losses may occur.

We trust that this letter addresses the Staff’s comments.  If the Staff should have any questions or further comments, please do not hesitate to contact the undersigned at 410-778-3500or tstevenson@pbkc.com.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, /s/ Thomas G. Stevenson Thomas G. Stevenson President, Chief Executive Officer, and Chief Financial Officer

100 Spring Avenue, Chestertown, Maryland 21620 – (410) 778-3500